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By EDGAR Submission

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4561
Washington, D.C.  20549

Attention:  Christian Windsor and Gregory Dundas

RE:	Prosper Marketplace, Inc.
Registration Statement on Form S-1
File No. 333-147019

Gentlemen:

On behalf of Prosper Marketplace, Inc., a Delaware corporation (“Prosper” or the “Company”), submitted herewith for filing is Amendment No. 3 (“Amendment No. 3”) to the Registration Statement referenced above (the “Registration Statement”), which includes a preliminary prospectus dated April 14, 2009.  Capitalized terms not otherwise defined in this letter shall have the meanings given to them in Amendment No. 3.

Amendment No. 3 and this letter are being filed in response to comments contained in:

•                  the letter dated February 18, 2009 (the “February 18 Letter”) from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Edward Giedgowd, Prosper’s Chief Compliance Officer and General Counsel, and

•                  the letter dated February 24, 2009 (the “February 24 Letter”) from the Staff to Mr. Giedgowd.

The information set forth herein is based upon information provided to Morrison & Foerster LLP by Prosper.  For ease of reference, this letter is divided into three sections.  The first section summarizes Prosper’s views on the principal comments made by the Staff for which we were unable to reach a conclusion during conference calls among representatives of the Staff, Prosper and Morrison & Foerster on Monday, March 9, and Thursday, March 12, 2009.  The second and third sections set forth Prosper’s specific responses to the Staff’s comments set forth in the February 18 Letter and the February 24 Letter, respectively.

Prosper is taking this approach (1) to resolve as many of the Staff’s comments as possible, (2) to try to define the unresolved issues as accurately and clearly as possible, and (3) where possible, to propose alternatives in an effort to address the Staff’s concerns underlying the unresolved issues.  Given the number of outstanding comments, we believe that it is important to resolve as many as possible in order to narrowly focus further discussions and efforts on the most significant unresolved issues.

Part 1 - Principal Open Points of Concern and Unresolved Issues

A. Introduction

As a preliminary matter, Prosper would like to reiterate that it is seeking to deploy an innovative, efficient platform to enable investor lenders to have access to a class of assets they really could not access in the absence of the Internet.  The platform also benefits borrowers who currently are unable to get loans in the “frozen” credit markets that have been stifling the U.S. economy for months.  Prosper believes that it is important to bear in mind that its platform is an innovative tool that effectively gives investors opportunities to capture market “spreads” that have heretofore been captured by banks and other market intermediaries.  On that note, just a few days ago, Commission Chairman Mary Schapiro testified before the Senate Banking Committee that:

“Innovation has completely transformed our securities markets over the last decade.  The shouts on the trading floors of the nation’s securities exchanges have largely given way to the whir of computers.  Transactions that took minutes to execute now take well under a second.  In an instant, traders can search within markets and across markets to locate counterparties willing to pay the very best price.  Spreads — that is the price differences in transactions captured by intermediaries rather than investors — have narrowed dramatically over the past decade. . . .  These pro-investor changes have been possible because of a regulatory regime that focuses on competition — one that does not pick winners and losers but instead, one that removes barriers to new entrants.  It is a regime that requires a focus on the needs of investors and their welfare, allowing market participants to innovate and compete for their customers’ business.”(1)  (Emphasis added.)

Similarly, on our conference call on March 12, the Chief Counsel of the Division of Corporation Finance, Thomas Kim, reiterated the Staff’s commitment to fostering innovation in the interest of both investor protection and promoting capital formation.  Prosper’s platform makes innovative use

(1)  Mary L. Schapiro, Chairman, U.S. Sec. and Exch. Comm’n, Enhancing Investor Protection and Regulation of the Securities Markets, Testimony Before the U. S. Senate Committee on Banking, Housing and Urban Affairs, March 26, 2009, available at http://www.sec.gov/news/testimony/2009/ts032609mls.htm.

of the Internet to benefit both investors and borrowers through technology that was not even contemplated when most of the Commission’s applicable rules were adopted. At the same time, the innovative aspects of Prosper’s platform are designed to provide exactly the kind of market transparency and pricing efficiency that Chairman Schapiro describes.  Prosper’s efforts to preserve the efficiency and effectiveness of its platform while working with the Staff to develop equally innovative ways to comply with the spirit and purpose of the Commission’s rules is wholly consistent with the Commission’s historical success in fostering transparency, efficient pricing and execution, and promoting investor protection described by Chairman Schapiro in her Senate testimony.

This Part 1 sets out what Prosper believes to be the most significant outstanding unresolved issues.  Each of these issues touches on several of the Staff’s comments in the February 18 Letter and the February 24 Letter.  In the interest of clarity and brevity, we have endeavored to break out the overarching issues, as well as responding to each of the Staff’s specific comments.

B. Competitive Bidding to Determine Rates

Background:  Through the Prosper Marketplace platform, the interest rates that the underlying borrowers pay are set through competitive bidding among lenders in a transparent auction process.  Borrowers often benefit from the auction by paying interest rates well below their maximum listed interest rate.  Lenders benefit because they end up with at least the yield rate that they specify as their minimum acceptable yield, while the borrower’s ability to repay is likely enhanced by having a rate that is no more than, and often lower than, the rate the borrower believes it can afford.  Bids are displayed in real time, lenders see the assets their returns are based on, and everyone can see exactly what the rate is at all times during the bidding process.  As a result, Prosper’s platform, is tremendously beneficial to lenders and borrowers in exactly the ways that Chairman Schapiro described because it provides borrowers with the best available price from a nation-wide pool of potential lenders, and at the same time, it provides lenders with complete transparency on both the underlying borrower loans and the progress of the bidding and significantly reduces transaction costs and  “spreads,” especially when compared with an investment in the stock or other securities of financial institutions that have historically been the primary sources of consumer credit.  Moreover, the Prosper Marketplace serves the social purpose of providing borrowers with true market-determined rates, leaving no possibility for “bait-and-switch” interest rate promises or other lender abuses that were partly responsible for fueling the nation’s current mortgage loan crisis.

Issue:  In order to make the real-time auction work, at the time a lender member submits a bid, the lender member is committed to fund the amount bid if the lender member is among the winning bidders. The lender member’s bid expires automatically if it is not a winning bidder.

The Staff has informed us that, in the Staff’s opinion, this aspect of Prosper’s auction violates Section 5 and Section 10 of the Securities Act of 1933 (the “Securities Act”), and Rules 415 and 430A thereunder, because investors must have a prospectus listing the “final price” of a security before they commit to purchase that security.  Because lenders commit to fund when they bid, but the final yield that each lender who is a winning bidder will receive, is not known until bidding closes, the Staff stated that the auction format violates Section 5 of the Securities Act.  Thus, the Staff informed us that requiring the lenders to make a funding commitment at the time they bid is a violation of the Securities Act and Commission rules, even though the lenders are only committed to fund if the final yield is equal to or higher than their bids.

Prosper’s believes that its platform conforms with the literal language of the Securities Act and Commission rules, which require that, at or prior to the time investors commit to purchase a security, the investors receive a prospectus that complies with Section 10(a) of the Securities Act.  Pursuant to Section 5(b) of the Securities Act sales cannot be confirmed (and investors cannot commit to buy securities) unless the confirmation (or commitment) is “accompanied or preceded by a prospectus that meets the requirements of Section 10(a)” of the Securities Act.  Section 10(a) states in relevant part that the prospectus must “contain the information contained in the registration statement.”  Section 7 of the Securities Act requires that a registration statement “contain the information . . . specified in Schedule A.”  Notably, Schedule A states that the registration statement, and therefore the final prospectus, must contain the “price at which . . . the security shall be offered to the public or the method by which such price is computed. . . .”(2) (Emphasis added.)  The literal language of the

(2)  Securities Act, Schedule A, paragraph (16), 15 U.S.C. § 77j(a)(16).

Securities Act therefore expressly contemplates that either the price or the method by which the price is computed may be set forth in the final prospectus.  Prosper’s auction platform, which is the method by which the price of the Prosper notes sold to fund Prosper’s purchase of a particular loan, is described in detail in the registration statement and prospectus provided to investors and would seem to satisfy the literal requirements of the Securities Act.

Section 10(c) of the Securities Act also states that a prospectus must contain any additional information that the Commission requires by rule.  Item 501 of the Commission’s Regulation S-K prescribes the information to be set forth in the forepart of the registration statement and the front cover of the prospectus.  Item 501(b)(3) states that the cover of the prospectus must set forth the price to the public of the securities.  Instruction 2 to Item 501(b)(3), however, expressly states that “[i]f it is impracticable to state the price to the public, [the issuer must] explain the method by which the price is to be determined.”  Prosper’s prospectus cover summarizes and the prospectus explains in great detail the auction platform, which is the method by which the price of each series of Prosper notes is to be determined.  Accordingly, Prosper believes that its prospectus meets the requirements of the Commission’s rules, as well as the express requirements of the Securities Act.

In addition, even if the Securities Act and Commission rules are interpreted to mean that the final prospectus must contain the actual price at which the securities are to be sold, Prosper believes that the investor lenders do know the final price because the lenders know the lowest yield at which they could be bound to purchase a Prosper note at the time they bid and commit to funding.  As discussed in response to Comment 2 of the February 18 Letter, below, the investor’s bid will be included in the screen that forms a part of the final prospectus.  If the yield on the Prosper notes sold to fund a given borrower loan turns out to be higher than the yield bid by the lender, the lender does not give up anything of value in return for the higher yield and therefore makes no new investment decision.  If the final yield is lower than the lender’s bid, the lender will not be one of the winning bidders and will not be committed to purchase any resulting Prosper note.

In connection with discussing the Staff’s interpretation that the final yield must be known before a lender is committed to fund, the Staff indicated on our conference calls that, once bidding was completed, the lender would have to be notified of the resulting yield and given a choice whether or not to purchase Prosper notes bearing such yield.  Unfortunately, that approach would make the auction process unworkable because the withdrawal by a lender of a winning bid would force a recalculation of the interest rate on the underlying borrower loan and the yield on the winning bidder’s related Prosper notes, which would (1) create the potential for “gaming the system” by irresponsible lenders who do not intend to fund at the time they submit a bid, (2) pose the risk that an auction would become an “infinite loop” if succeeding lenders withdrew even though they were being offered yields higher than the yields they agreed to accept at the time they submitted their bids, and (3) make the bidding process far less transparent and efficient from beginning to end, which would contradict the benefits of efficiency and transparency the Prosper platform is designed to capture for investors.

Proposed Solution:  In order to resolve this issue, Prosper proposes the following as a possible solution that will maintain the innovative integrity of the auction market and ensure that each lender knows his or her final yield at the time such lender makes an irrevocable commitment to purchase a Prosper note if he or she is a winning bidder with respect to any borrower loan listing:

•      Lenders will continue to make a commitment at the time they bid to purchase a Prosper note if they are a winning bidder, but their commitment will be limited to purchasing a note at the yield they bid, even if it is below the yield at which the related borrower loan is funded.

•     If the final yield with respect to the Prosper notes to be purchased to fund any borrower loan is higher than the yield bid by any of the winning bidders, each lender that is a winning bidder will be notified by e-mail or on the Prosper platform, in accordance with such lender’s request that a higher yield for such Prosper notes is available and the lender will be asked to confirm whether such lender prefers to receive the higher yield or keep the lower yield that the lender bid with respect to such Prosper notes.

•     In keeping with prior no-action positions taken by the Staff with respect to Internet auctions of securities, each lender who is a winning bidder, but who bid a lower yield than the yield determined by the auction process, will be given between 24 and 36 hours from the time of the notification to elect the higher yield and, if a lender does not reply by accepting the higher yield, the lender will purchase a Prosper note at the lower yield that such lender bid (with any difference between the lower yield on such Prosper note and the yield on the underlying borrower loan being retained by Prosper).

•     New borrower loan listings and open market listings will be posted once per week and the terms of each borrower loan and open market listing will be filed with the Commission via a 424(b) prospectus (also on a weekly basis within two business days of the listing date), which is the procedure adopted by LendingClub Corporation in the registration statement on Form S-1 (Reg. Stmt. No. 333-151827) applicable to its peer-to-peer lending website.

•     The winning bidders would also be determined on a weekly basis and the final yield on the Prosper notes related to each underlying borrower loan that is funded would be filed with the Commission on the same schedule and would constitute, together with the prospectus contained in the registration statement, the final prospectus for each winning bidder.

Conclusion:  Prosper believes that this proposed approach is less fully in keeping with the philosophy of the Commission as described by Chairman Schapiro, above, to foster efficiency and transparency in pricing and markets than Prosper’s initial approach.  Prosper further believes that its innovative platform is beneficial to borrowers, lenders and the overall economy and is in compliance with the literal meaning of the language of Section 10(a) and Schedule A of the Securities Act and of Item 501 of Regulation S-K.  Nevertheless, to the extent that Staff believes that bidding lenders must have a prospectus setting forth the final yield of the Prosper notes, as opposed to the method of determining such yield, at the time the lenders commit to purchase, Prosper believes that this proposed solution will satisfy that requirement.

C.  Security Interests for the Benefit of Lender Members

Background:  Prosper proposed in its registration statement to grant a security interest in each borrower loan and open market loan to the trustee for the benefit of the lenders owning the related Notes.  This would have provided the lenders added protection in the event of Prosper’s bankruptcy or if it failed to perform its obligations (but would not give the lenders the right to enforce the underlying borrower loans or open market loans, as applicable, if the underlying borrower were to default in his or her obligations).  The intention of this provision was to secure for the benefit of the lenders the rights to continue receiving payments made by the underlying borrowers as secured creditors in the event of Prosper’s bankruptcy.  Notwithstanding the proposed grant of the security interest to the trustee, as described in the Risk Factors contained in the prospectus, lenders still have been exposed to Prosper’s credit risks, including the risks that payments on the Notes could be delayed or suspended and that the security interest would be ineffective to protect the holders of the Prosper notes from suffering losses or reductions in yield as a result of Prosper’s bankruptcy proceedings.  Thus, the grant of a security interest would not make the underlying borrower loans and open market loans “bankruptcy remote” because the security interest would not completely remove the risk that lenders could suffer losses if Prosper were to go bankrupt, although the security interest would increase the lenders’ chances of recovery because the trustee should be a secured creditor with a priority interest in the underlying borrower loans and open market loans, and the proceeds thereof, including payments by borrowers on their loans during the bankruptcy proceedings.

Issue:  The Staff has indicated its concern that “tying” the underlying borrower loans and open market loans “too closely” to the related Prosper notes through the grant of a security interest in Prosper’s right to payment under the borrower loans makes both Prosper and the underlying borrowers co-issuers of a combined security, which could, among other things, (1) require each underlying borrower to be a registrant signatory to the registration statement or to be named as an underwriter of the securities being offered by means of such registration statement, (2) require each underlying borrower to provide all the required disclosure of a registrant, (3) subject each underlying borrower to liability under the Securities Act, and (4) subject each underlying borrower to ongoing reporting requirements and potential liability under the Securities Exchange Act of 1934 (the “Exchange Act”).  In addition, tying the underlying borrower loan or open market loan “too closely” to the related lenders’ Prosper notes could cause the offering of each separate borrower’s loan or open market loan to be treated as a separate offering, which would require a separate registration statement rather than a single registration statement by Prosper for a continuous offering under and in compliance with Commission Rules 415 and 430A.

Prosper believes that, under the Securities Act and existing Commission rules, it is not necessary to conclude that the grant of a security interest in the underlying borrower loans and open market loans makes the borrowers or loan sellers “co-issuers” with Prosper of the securities being purchased by the lenders.  The history of the interpretations of the Securities Act and Commission rules in this area is very fact-specific and subject to wide variance in the conclusions reached based on the specific circumstances applicable to each case.  In the case of Prosper’s platform, Prosper, not the underlying borrower, is the legal obligor on the Prosper notes purchased by the lenders under applicable state contract and corporate law.  The lenders are clearly informed that they have no direct recourse to the underlying borrowers, even though payments on the Prosper notes purchased by the lenders are conditioned upon Prosper’s receipt of payments by the underlying borrower, and that all collection efforts will be undertaken solely by Prosper or the applicable loan seller and by any designated collection agency.  In addition, the lenders may suffer losses if Prosper fails to properly pay the Prosper notes even though the underlying borrowers make their required payments.  Moreover, Prosper’s bankruptcy (a) would result in payment delays to Prosper note holders, at least initially as the trustee’s status as a secured creditor is established and perhaps for a longer time, and (b) under the kinds of circumstances described in the Risk Factors included in the prospectus, given the broad powers and discretion of the bankruptcy courts, the lenders face some risk that they will not get the benefit of the security interests.  Finally, the Prosper platform is not structured as a “bankruptcy remote special purpose entity” or contain any other structural bankruptcy protection beyond the grant of the security interest in the payment receivables under the borrowers’ loans, so Prosper’s creditworthiness remains a significant component of an investor’s decision whether to become a lender.  Consequently, Prosper’s business practices and financial condition are significant enough factors in the investment decision of any lender that, under existing statutes, rules and interpretations, we believe that Prosper is the sole issuer of the Prosper notes even if Prosper grants the trustee a security interest in the receivables due to Prosper under the underlying borrower loans.

In fact, as detailed in the Cease and Desist Order(3) entered by the Commission with respect to Prosper’s prior operations (the “Prosper Order”), it is the efforts of Prosper in originating and servicing borrower loans that constitute the “security” being publicly offered by Prosper.  As noted by the Commission in the Prosper Order, notes evidencing consumer debt, taken alone, are not considered “securities” for the purposes of the Securities Act.  Under that analysis, it should be irrelevant that a security interest is granted in the underlying borrower loans and open market loans to the extent they are not securities within the meaning of Section 2(a)(1) of the Securities Act and giving the lenders a security interest in those non-security loans and notes should therefore not be a public offering of a security under the Securities Act and the Rules 415 and 430A, thereunder.  Consequently, Prosper’s grant of a security interest to the trustee in the borrower loans and the open market loans should have no effect on the eligibility of Prosper’s offering of the Prosper notes on a continuous basis under Rule 415.  Nevertheless, the Staff has expressed concern as summarized above, so Prosper is proposing the following potential solution.

Proposed Solution:  Prosper proposes that it will still grant a security interest in its payment receivables under all borrower loans and open market loans as a group.  The security interest would be to the trustee under Prosper’s indenture, for the ratable benefit of the holders of the Prosper notes, with no individual holder of a Prosper note having any direct or divided interest in the borrower loan or open market loan, as applicable, underlying such lender’s Prosper note.  Under this approach, each Prosper note is still dependent for payment on the receipt of payments in respect of the underlying borrower loan, the holders of the Prosper notes would still bear credit risk and risks of payment delays in the event of a Prosper bankruptcy.  In addition, in the event of a default, the trustee would have a security interest in Prosper’s right to payment under all of the underlying borrower loans.  Although Notes would still only be entitled to payment in the event a corresponding borrower loan makes payments, the borrower loan payments would not be directly paid to the holders of the related Prosper note, but rather come from the funds held in the account for the benefit of the lender members.  As is currently the case, the trustee, would aggregate the payments it receives and would make payments on the Prosper notes from any moneys available to Prosper at the time payment is due.  Moreover, in a bankruptcy reorganization, Prosper’s rights to service the Prosper borrower loans and its rights with respect to the open market loans will likely be treated as assets of the bankruptcy estate and could be affirmed and maintained as part of Prosper’s business upon emergence from bankruptcy.  As a result, the component of the security purchased by the lenders that is comprised of Prosper’s efforts would also continue to exist, notwithstanding the grant of security interest in Prosper’s payment rights to the indenture trustee.

(3)  Securities Act Release No. 8984 (Nov. 24, 2009).

Conclusion:  In our telephone discussions with the Staff, the Staff indicated that reducing the “strength” of the ties, or the “direct connection,” between the borrower loans and the related Prosper notes via the security interest, or eliminating the security interest altogether, would make the Prosper platform more clearly fit into the existing Staff interpretations of the Securities Act and Commission’s Rules, even though the Staff agreed that granting the security interest provides additional public investor protection.  Prosper’s business model and chances for future success are closely aligned with the Commission’s role of promoting investor protection and promoting capital formation.  In fact, Prosper believes that appropriate investor protection is critical to the survival and growth of Prosper’s platform because, just as the Internet has enabled Prosper to exist, it has also enabled instantaneous exchange of information among investors around the world.  If Prosper’s investor lenders doubted Prosper’s efforts to provide sufficient investor protection, Prosper’s business would quickly suffer.  At the same time, Prosper’s reason for existence is to sustain a viable business through enabling efficient lending in the “peer-to-peer” lending market, which is beneficial to investor lenders, borrowers, loan sellers and the U.S. economy as a whole, especially in light of the current economic downturn and credit market crisis.  Consequently, Prosper believes it is important to maintain at least the grant of a security interest to the indenture trustee of all Prosper’s payment rights under the borrower loans and open market loans, which security interest would not secure each series of Notes with the corresponding borrower loan.

D.  Information To Be Included In The Form Of Prospectus Filed With The Commission

Background:  Prosper’s platform provides lenders with instantaneous online access to all borrower loan performance information at a granular, individual loan level.  Information describing each borrower and borrower loan is clearly and simply displayed, enabling investors to make informed investment decisions with the most current information possible at their fingertips.  Lenders benefit from the transparency and instantaneous information delivery that the Internet makes possible.  Thus, in addition to providing investors with a base prospectus in the form filed with the Commission, Prosper displays information material to investors on its website at the actual time and place that the lenders make their investment decisions.

Issue:  Prior Commission Staff interpretations require a registrant to file a prospectus supplement or post-effective amendment with the Commission via EDGAR to reflect substantive changes to the current version of the prospectus on file with the Commission.  Because the information displayed on an Internet web page can be continuously updated, to the extent the information is required to be filed under Commission Rule 424(b) as a supplemental prospectus or filed in a post-effective amendment to the registration statement, countless permutations of a screen containing a borrower’s loan listing could be viewed by investors during the course of an auction.  If each variation of the screen display, no matter how slight the difference, was required to be filed with the Commission, countless filings would result, each with only very small differences from the last.

Some precedent exists under the Commission rules for incorporating material information by reference in filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including incorporation by reference to information that itself is not filed on EDGAR and is only available through the Internet or from the registrant.  For example, in recent years, the Commission has increasingly recognized the Internet as a tool for delivery for information to investors.  The Commission now permits public companies to use the Internet as the primary means for delivering proxy statements to their shareholders, although those proxy statements must be on file with the Commission, too.  Similarly, in the periodic annual and quarterly reports filed by public companies, on which many people base decisions whether to buy, hold or sell their securities, the Commission allows information to be incorporated by reference to information contained in other documents filed with the Commission (even documents filed by unrelated companies).  In its asset-backed securities regulation, Regulation AB, the Commission even permits statistical information about securities pools to be made available via the Internet, rather than being filed with the Commission.  Finally, Form S-8, the Commission registration statement form for use in public offerings to employees of the registrant, the Commission allows the prospectus itself to be “deemed” to be filed without actually being filed with the Commission, as long as the registrant provides copies of the prospectus to the employees who are offered the registered securities.

Nevertheless, in the context of other public offerings under the Securities Act, the requirement to file any document that is part of the offering with Commission stands in stark contrast to the opportunities afforded by the Internet to share information instantaneously with many investors.  As a result, in the various “auction” sales of securities the Commission has permitted, the Commission has continued to require ongoing filing of screen shots containing interim permutations of auction information.  Although the fundamental purpose of the Securities Act is to ensure full and fair disclosure to investors, and Prosper’s platform is specifically designed to provide investor lenders with all relevant information in real time, the Commission’s existing rules and the Staff’s existing interpretations of those rules impede the use of the Internet to improve market efficiency and transparency through instantaneous delivery of information because the information provided to investors has not previously been filed with the Commission.

Proposed Solution:  Prosper believes that investors can benefit from the transparency and instantaneous access to information that the Internet makes possible.  The same transparency and instantaneous access to information can improve the efficiency of public markets and capital formation.  At the same time, having to postpone providing investors with instantaneous access to information in order to file the information with the Commission would seriously impair the transparency and efficiency that Prosper’s website and the Internet generally can provide investors.  Similarly, redundant filings of screenshots taken at arbitrary intervals and containing very similar information that may or may not have been considered by an investor at the time of making an investment decision does not seem to serve any purpose under the Securities Act.  Accordingly, Prosper proposes to modify its platform to permit borrowers to submit a listing at any time, but lenders will only be able to begin bidding on listings once per week (e.g. all listings submitted from

Tuesday of any week to Monday of the following week would be open for bidding on that Monday).  Prior to opening for bidding, the publicly displayed listing information would be visible on Prosper’s website, but lenders could not bid on the listing until it opens for bidding on the designated day.  The information contained in the listing pages regarding the amount of each borrower loan requested, the maximum interest rate, the Prosper rating and the credit score of the borrower would then be aggregated with other listings that open for bidding on that Monday and filed with the Commission in a single prospectus supplement pursuant to Rule 424(b) within two business days of the weekly opening date.  Combined with the pricing mechanism described above, Prosper believes that this weekly prospectus supplement will satisfy the existing rules and regulations of the Commission under the Securities Act without excessively burdening or impairing the market transparency and instantaneous information delivery that the Prosper platform provides to the investor lenders.

E.  Open Market Loans and Loan-Level Transparency

Background:  In addition to borrower loan listings by Prosper borrower members, Prosper has designed its platform to be used by financial institutions (banks, finance companies, etc., referred to as “loan sellers”) to monetize individual loans, while providing investor lenders with the same transparency and pricing efficiency that it provides for borrower loans that are originated on the platform.  Prosper’s platform provides the investor lenders with information regarding both the loan seller and the borrower on the loan.  Each lender has complete visibility to each loan they have invested in and the borrowers responsible for the payments on those loans, as there is no pooling involved that would diminish transparency.  Instead of the lender’s return being dependent on the performance of a pool of loans which meet limited sets of criteria for inclusion in the pool, each lender’s return is based on their investments in loans to specific borrowers who the lenders can track and view online from beginning to end.  This “open market” design provides desperately-needed liquidity to the financial institutions in order for them to make more loans to consumers and small businesses.  In effect, this feature is intended to create secondary market liquidity and provide investors with the opportunity to capture, with complete transparency, a portion of the spreads that have been captured by market intermediaries, including the banks and investment banks that would sponsor asset-backed pools.

Issue:  The Staff stated that the variance in the terms of the underlying loans that may be offered by financial institutions makes each offering of an open market loan on Prosper’s platform a separate and distinct public offering.  In addition, because the financial institutions will be effectively making each of the offerings, the Staff indicated their interpretation was that each financial institution is issuing a security in conjunction with Prosper and, therefore, Prosper and each financial institution participating in the open market must be “co-issuers” and, therefore should be “co-registrants” with respect to each loan.  Under the Commission’s Rule 415, a single registration statement is permitted for a “continuous offering” of securities.  Therefore, if listing each open market loan for bidding by lenders is a separate offering, Prosper and the selling financial institution cannot use Rule 415 and separate registration statements would have to be filed with the Commission for each loan offered.

Filing separate registration statements for each loan, which generally have principal amounts under $25,000, would be both time and cost prohibitive.  During our conference call on March 12, 2009, the Staff stated that the only way to proceed with open market loan sales was to structure and register them as “asset-backed securities” under the Commission’s Regulation AB, which is specifically designed for securitizations of pools of securities and unworkable for small individual loans.

Proposed Solution:  Prosper respectfully disagrees with the Staff’s position.  Prosper’s platform is a carefully-considered, ready-to-deploy solution to the lack of transparency that besets the securitization market. As discussed in detail in Part 3 in response to comments 5, 7 and 8 of the February 24 Letter, Prosper believes that including the open market loans on its platform is fully compliant with Rule 415 because the open market loans are not separate classes of securities, the loan sellers are not co-issuers of a security with Prosper and Prosper’s Notes, including the Open Market Borrower Payment Dependent Notes, do not fit within the definiton of “asset-backed securities” in Item 1101 of Regulation AB.  First, lenders who are the winning bidders will not be purchasing or have any rights in the underlying open market loans or have any contractual right to interact directly with the underlying open market loan borrower or loan seller.  Instead, the lenders who are the winning bidders on any open market loan will receive a Prosper Open Market Note issued under the same indenture as lenders who are the winning bidders with respect to borrower loans originated on Prosper’s platform.  As described on page 7 of the prospectus, the Prosper Open Market Notes and the Prosper Borrower Notes are all pari passu obligations of Prosper.  The lenders do not have recourse against any other person, including the underlying borrowers, open market loan borrowers or loan sellers, if Prosper defaults in its obligations under either the Open Market Borrower Payment Dependent Notes or the Prosper Borrower Payment Dependent Notes.  Because the Open Market Borrower Payment Dependent Notes are generally seasoned and the underlying loans have a broader range of terms, Prosper has changed the registration statement and prospectus to reflect the Open Market Borrower Payment Dependent Notes as a separate class from the Prosper Borrower Payment Dependent Notes, even though both classes will be pari passu general obligations of Prosper and will not be contractually subordinate to any other debt obligation of Prosper.  We do not believe, however, that each of the separate series of Open Market Borrower Payment Dependent Notes that relate to different open market loans will constitute a separate class of security from all other series of Open Market Borrower Payment Dependent Notes.  The separate series of Open Market Borrower Payment Dependent Notes will not be distinct classes of securities because Prosper will own the underlying loans just as it will own the borrower loans underlying the Prosper Borrower Payment Dependent Notes and Prosper will grant a security interest in its right to payment under all of the open market loans and borrower loans as an undivided group to the trustee for the ratable benefit of the holders of all of the Prosper notes.  Moreover, unlike Prosper, the various loan sellers will not be liable to the holders of the Open Market Borrower Payment Dependent Notes.  Consequently, Prosper respectfully disagrees with the interpretation that the open market loan listings are separate offerings that are not eligible for offering on a delayed or continuous basis under Rule 415.

The effect of the Staff’s interpretation would be to allow open market loan sales to proceed only through (a) a pooled asset-backed securitization, which would be prohibitively expensive unless a loan seller were to list a large volume of loans and would provide investors with less transparency and less control over their investments, or (b) through a separate registration statement for each loan seller with post-effective amendments for each loan listing, which would be unworkable because each individual underlying borrower would have to provide financial statements complying with the Commission’s Regulation S-X and other information called for by Regulation AB.  Prosper offered to include in its prospectus a reasonable amount of information about the financial institutions participating on the platform, so investors would receive the information relevant to their investment that the asset-backed securities rules call for.  Further, loans originated by financial institutions and offered on the Prosper platform may often constitute safer investments than newly funded loans for borrowers who have similar credit ratings and other circumstances, because generally one or more payments will have been made on the open market loans.

Conclusion:  Prosper’s platform provides lenders with all material information necessary for them to make an informed investment decision as would be required by the asset-backed securities regulations, but does so in a highly transparent and easily understandable manner that gives the lenders transparency at the individual loan level and allows them to select the particular loans they want to invest in through Prosper.  Nevertheless, Prosper is the only obligor, and therefore the only issuer, of the Borrower Payment Dependent Notes and the Borrower Payment Dependent Notes “related” to open market loans are issued under the same indenture and rank on a par with all other Borrower Payment Dependent Notes.  Prosper believes that its proposed inclusion of open market loans and issuance of Open Market Borrower Payment Dependent Notes as proposed is consistent with all of the Commission’s missions: to protect investors, maintain fair, orderly, and efficient markets, and facilitate capital formation.  Accordingly, Prosper asks the Staff to reconsider the position taken with respect to the open market loans and to provide Prosper’s representatives and counsel an opportunity to meet with the Associate Director who oversees Office 7 - Financial Services and the Director of the Division of Corporation Finance.

Part 2 - Responses to Comments in the February 18 Letter

The responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s February 18 Letter.  Where appropriate, Prosper has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 3.  Page numbers specified in the responses refer to the applicable pages of the clean copy of Amendment No. 3 that has been supplementally provided to the Staff.

General

1.              Please make every effort to file your response letter concurrently with your next amendment, as any delay between the filing of your amendment and the accompanying response letter will necessarily slow the ability of the staff to review your revised materials.

Response:  This letter is being filed concurrently with the filing of Amendment No. 3 with the Commission.

2.              The staff notes your response to prior comment 2.  The staff is unable to agree with your analysis that the borrower financial information is not material to an investment decision by the lender members.  This information is the closest approximation to the information normally required of any securities investment and provides the investor with the ability to determine the capacity of the borrower to repay a particular note.  Also, the fact that this information is prominently displayed in the posting indicates that Prosper and the borrower members believe that this is information that the borrower requires in order to choose to invest in particular in borrower loans.  The member affiliations or “groups” are intended to “attract bids from lender members with similar interest” which may lead to “lower interest rates for group members,” indicating that members consider group membership material.  Therefore, please advise the staff what information you believe is material and how you plan to add it to the prospectus and how that information will be updated throughout the offering process.  Alternatively, please confirm for the staff that you will remove all information that is not material or is not included in the prospectus from the listing for the borrower members.

Response:  Prosper believes that individual lender members may be subjectively interested in various aspects of the information provided by borrowers in connection with their listings.  As discussed in response to prior comment 2, for purposes of disclosure under the Securities Act, materiality is determined on an objective, not a subjective, basis and Prosper believes that the most objectively material information that is provided with respect to a borrower loan listing is the Prosper Rating, which is based on the portion of the borrower’s financial information that has been verified by Prosper and Prosper’s actual, recent repayment experience with similar loans to other borrowers.  Prosper does not agree with the Staff’s assertion that the borrower financial information “is the closest approximation to the information normally required of any securities investment and provides the investor with the ability to determine the capacity of the borrower to repay a particular note.”  The Borrower Payment Dependent Notes are unsecured general obligations of Prosper in the first instance and full disclosure of the terms of the notes and Prosper’s financial condition and business are provided to the lenders in accordance with the requirements of Form S-1 and the applicable requirements of Regulations S-K and S-X.  It is true that Prosper’s obligation to make payments on a particular Borrower Payment Dependent Note is conditioned upon the payment by the underlying borrower on the related borrower loan, but the underlying borrower is not contractually obligated to the lender members and the lender members risk of repayment is initially a question of whether Prosper meets its obligations to make such payments.  For example, Prosper is not obligated to use the cash received from a specific borrower to make payments on the related Notes, but can use the cash for any purpose and use cash from other sources to make payments due on such Notes.  Thus, the disclosure in the prospectus regarding Prosper’s financial condition and operations, including its method of determining the Prosper scores, is, in Prosper’s view, the information normally required of any securities issuer to provide the investor with the ability to determine the likelihood of repayment of a particular Note.

As discussed above Part 1.B and Part 1.D and disclosed on page ii of the prospectus, in addition to the information with respect to Prosper contained in the prospectus, Prosper will make weekly filings pursuant to Rule 424(b) to include in the prospectus and registration statement by prospectus supplement, the amount, term, Prosper rating and maximum interest rate and yield percentage of each borrower loan that is listed for bidding that week as well as the final principal amount, term and interest rate and yield percentage on any borrower loan funded that week.  The confirmation page for each bid placed by a lender will also show the prosper rating, estimated loss percentage and the impact of the estimated loss percentage on the yield bid, as well as the Prosper score, any recent credit score range, debt to income ratio, delinquencies and other information concerning the underlying borrower.  The information shown on the confirmation page will be filed with the Commission pursuant to Rule 424(b) each week.  Prosper will supplementally provide the Staff with an example of the confirmation pages prior to their first use.

3.              We are still considering your response to prior comment 4.  We may have additional comments on this matter.

Response:  Prosper acknowledges receipt of the letter dated February 24 and Prosper has included its responses to the additional comments contained in the February 24 letter in Part 3 of this letter.

4.              Please tell the staff what information, apart from the prospectus, will be available on the platform website to alert prospective lenders regarding the most material risks of investment in the notes.  For example, will there be a highlighted link to a web page explaining the nature of the Prosper Rating, how it is determined, as well as the meaning of consumer reporting agency scores?  Will there be a clear discussion of the reliability of the information provided by borrowers?  Please provide us with a detailed description of all such information as well as copies of any such web pages, to the extent available.

Response:  A great deal of Prosper’s website is devoted to educating prospective lenders of the risks of investment in the notes.  Prosper believes that all of such information is also set forth in the prospectus, although the format of the information on the website is different from that in the prospectus because the website is formatted to take advantage of usability and functionality of Internet websites that is not available in the narrative format of the prospectus.  Throughout the website, lenders are warned of the most material risks of an investment in the Notes and such risks are also described in detail in the prospectus.  In particular, material risks of investments in the Notes are described on the following website pages and documents accessible on the website:

•                  Lender Registration Agreement.

•                  The bidding user interface website pages (including pop-up warning boxes), which provide lenders with estimated loss rates.

•                  The Portfolio plan creation website pages, which display estimated loss rates (and a graphical “risk meter”).

•                  The borrower loan listing website pages, which contain the Prosper rating for each borrower loan and other warnings encouraging lenders to learn about and understand the material risks of investing in the related notes.

•                  The website pages containing frequently asked questions or “FAQs,” which convey additional information about the material risks of investments in the notes and other information.

•                  The website help pages, which describe the Prosper Rating and the bidding process as well as other administrative and instructional information.

•                  The lender tutorials contained on the website, which instruct lenders how to bid or set up a portfolio plan and highlight the various sources of additional information on the website regarding the material risks of investing in the Notes.

There is a help page explaining the Prosper Rating and how it is determined, as well as the role credit scores play in Prosper Rating.  The Prosper Rating help page is accessible by links from various pages on the website, including highlighted links from the borrower listing page, where the Prosper Rating appears, from the portfolio plan set-up pages and from the help page that explains the borrowers’ credit information in listings. Of course, the help page is also accessible from the Help section of Prosper’s website.

As set forth in the prospectus, the website also contains a clear discussion of the limited reliability of the information provided by borrowers, as well as a help page discussing the extent to which Prosper verifies the information provided by borrowers in listings.

Copies of the final web pages are not currently available because Prosper is revising its website in accordance with its ongoing discussions with the Commission.  Copies of all such materials will be provided or made available to the Staff before their first use.

5.              Revise your disclosure to clarify the liability, including any repurchase obligation, that Prosper takes if it fails to correctly assign a Prosper loan score to a particular borrower or listing.

Response:  As described on pages 2, 18 and 51 of the prospectus, Prosper will either indemnify the lender members, repurchase the series of Notes or cure the breach if the listing describing the Note contains a Prosper score different from the score calculated by Prosper appearing in the listing, or Prosper incorrectly applied its formula to determine the Prosper score, resulting in a Prosper Rating different from the Prosper Rating that should have appeared in the listing.  Prosper is not, however, under any obligation to cure, indemnify or repurchase a series of Notes because of the Prosper score or Prosper Rating for any other reason.

6.              Prosper proposes to warrant to potential investors in the open market loans that the originator “has made commercially reasonable efforts to authenticate and verify the identity of the borrower.”  Please clarify whether lenders under these notes are entitled to the same repurchase requirements from Prosper or the originator in the event that the loans were obtained as a result of identity theft or other methods which would trigger the repurchase obligation under standard Prosper listings.  Also, please advise the staff regarding all efforts taken by Prosper to ensure that it has a sufficient factual basis to make the warranty regarding the actions by the originator.  Finally, please advise the staff regarding all resources that Prosper has available, including staffing and contractual agreements, to support Prosper providing lenders these warranties.  Please also note that Prosper takes liability under the Securities Act of 1933 for its statements regarding the financial institutions’ identification of the borrower.

Response:  As described on pages 2, 18 and 51 of the prospectus, Prosper provides lenders who purchase Prosper Open Market Notes with the same representations and warranties Prosper provides to lenders that purchase Prosper Borrower Notes. The loan seller’s representations and warranties regarding the underlying loan are made to Prosper, which is buying the underlying loan.  Lenders do not get any representations and warranties from the loan seller and the loan seller has no obligation to the lenders to repurchase notes issued by Prosper.  The form of master loan purchase agreement that loan sellers will enter into with Prosper contain the same representation and warranties that Prosper gives to the lenders who purchase the notes, so a circumstance that would trigger Prosper’s repurchase obligation would also trigger the loan seller’s repurchase obligation.  Nevertheless, if the loan seller were to fail to meet its obligation to repurchase the underlying open market loan, Prosper would still be obligated to purchase the corresponding Notes.

Prior to being accepted as an open market loan seller, the institution that wishes to sell loans through the open market feature of Prosper’s platform must go through a number of steps of due diligence as described on page 49 of the prospectus.  These steps include reviews of marketing and portfolio data and performance.  The due diligence process includes a visit to the partner’s operation center or centers.  The due diligence team is comprised of at least two people from Prosper, including Prosper’s Vice President of Operations.  The visit has a number of objectives:

•                  Understand, trace and document the institution’s processes and procedures from application through the point at which a loan would be posted for sale on Prosper.  Additionally, all aspects of post-sale servicing are reviewed.

•                  Review the flow of information and documents that occur during the process of originating a loan through sale and servicing.  A number of loans are randomly selected and the underlying documentation and decision process are reviewed against the described process.  Areas of key concern are the verification of applicant identity, and verification of any self-reported financial information (with respect to institutions that represent that they verify self-reported financial information).  Adherence to underwriting criteria and designation of exception sign-offs is also reviewed.

•                  In all cases, the controls established to insure the accuracy of electronic business records are reviewed—especially the controls associated with insuring the accuracy of any data transmissions between systems.

•                  The financial standards of the System of Record are reviewed to ensure the ability to audit the accuracy of loan balances at any point in time.

•                  Identification of any material issues with the institution’s processes, procedures or systems may result in the non-approval of the loan seller.  Any concerns identified are either addressed through follow-up reviews or incorporated in the representations and warranties portion of the master loan purchase agreement.

Prosper acknowledges that, for purposes of the liability provisions of the Securities Act of 1933, Prosper is responsible for the statements made in the prospectus regarding the loan sellers’ identification of the underlying borrower.

7.              In a number of places throughout the prospectus, you state that policies, including for example minimum credit standards and minimum and maximum bid amounts, may be changed “from time to time.”  Please confirm that any changes to the standards set for lending on the platform will be revised by means of a post effective amendment.  Alternatively, please advise the staff how you determined that these changes would not represent a material change to the plan of distribution.

Response:  The prospectus discloses that Prosper may change, from time to time, the minimum credit standards and minimum and maximum bid amounts, and other items as the platform and the peer-to-peer lending market evolve.  Prosper anticipates that changes in certain platform requirements will be made from time to time, including, without limitation, the following changes:

•                  Servicing fee percentage (currently 1.0% to 0.5%);

•                  Prosper loan terms (currently 3 mos. to 7 yrs.);

•                  Minimum/maximum loan amounts (currently $1,000 to $25,000);

•                  Minimum bid amount (currently $50);

•                  Second loan eligibility criteria;

•                  Minimum borrower credit score (currently 640);

•                  Borrower platform underwriting criteria (no prior charge-offs);

•                  Aggregate bid amount (currently $5,000,000 for individuals and $50,000,000 for institutions);

•                  Seven letter grades for Prosper Rating, and estimated loss rate ranges associated with each;

•                  Borrower origination fee (currently 3.0%), with $75 minimum fee;

•                  Open market loan origination transaction fee (unspecified, may vary with loan seller);

•                  Type of credit score used (currently Experian);

•                  States open to borrowing/lending;

•                  Late fee amount (currently greater of 5% or $15);

•                  non-sufficient funds fee amount (currently $15); and

•                  State licenses held, obtained or surrendered.

Item 512(a) of Regulation S-K requires a post-effective amendment to be filed for, among other things, any previously undisclosed material information with respect to the plan of distribution.  Generally, the Staff has taken the approach that “major and substantial” developments concerning matters such as a registrant’s properties, business, product development, management, litigation or capital structure are the type that would require the filing of a post effective amendment, while developments that are less than fundamental, though still material, may be provided by a prospectus supplement.(4)

(4) In the release adopting Rule 415, the Commission noted that “the term ‘fundamental’ is intended to reflect current staff practice under which post-effective amendments are filed when major and substantial changes are made to information contained in the registration statement. Material changes that can be stated accurately and succinctly in a short sticker will continue to be permitted. While many variations in matters such as operating results, properties, business, product development, backlog, management and litigation ordinarily would not be fundamental, major changes in the issuer’s operations, such as significant acquisitions or dispositions, would require the filing of a post effective amendment. Also, any change in the business or operations of the registrant that would necessitate a

Item 508 of Regulation S-K (Distribution Information) requires disclosure of the type of underwriting (that is, firm-commitment, best-efforts, and so on); the compensation of underwriters (including indemnification and whether a representative of the underwriter will be on the board of directors), dealers, and finders.  Prosper is not offering the notes through any underwriter or engaging in other transactions specifically addressed in Item 508.  As a result, Item 508 requires that Prosper “[o]utline briefly the plan of distribution” of the notes.  Accordingly, in the case of Prosper’s platform, Item 508 requires disclosure that the notes will be offered for sale and distributed on the website through an auction bidding procedure.(5)  The prospectus clearly satisfies these requirements.

Except for material modifications to the Prosper Rating, some of the changes contemplated by Prosper and listed above could constitute material changes to the distribution information as contemplated by Item 508 and Item 512(a), but Prosper expects that such changes would generally be incremental in nature, such as a change in a servicing fee from 1% to 1.25%.  Though potentially material, such incremental changes are not “fundamental” and are of the type that are usually included in a prospectus by means of a prospectus supplement.  Prosper will include any such changes in its weekly prospectus supplement at the time they are put in effect.  Prosper acknowledges that, if any such changes, or any other changes to its platform, were to be of such significance that they constituted “fundamental” changes to the terms of the offering, including the plan of distribution, Prosper would need to file a post-effective amendment and have it declared effective before implementing such fundamental changes.  Finally, changes to the information related to account-opening procedures and the procedural aspects of auction process are the type of information the Staff recognized in the Wit Capital and related no-action letters as not being part of a prospectus or considered an “offer” under Rule 134 of the Securities Act.  Changes of that nature will not be included in a prospectus supplement or post-effective amendment.

restatement of the financial statements always would be reflected in a post-effective amendment.” See Adoption of Integrated Disclosure System, Securities Act Release No. 6383 (Mar. 3, 1982), text accompanying notes 79-81.

 (5)  See Bear Stearns & Co., Inc., SEC No-Action Letter (July 20, 2000), where the Staff stated that “where the prospectus forming a part of the effective registration statement does not disclose the Internet auction as a possible method for distributing the securities, the Division believes that a post-effective amendment providing this disclosure is required by Item 512(a)(1)(iii) of Regulation S-K.”  See also, Current Issues and Rulemaking Projects, Division of Corporation Finance, Section VIII.A.6.d (Nov. 14, 200) (“Any prospectus used by the issuer or the underwriter must meet the requirements of Section 10.  For example, the plan of distribution disclosure must describe the auction process in a manner sufficient to satisfy Item 508 of Regulation S-K. . ..  For example, . . . if the base prospectus does not describe the auction process, the issuer would file a post-effective amendment to amend the plan of distribution section to satisfy the requirements of Item 508.”).

8.              Since updated information, including payment status of the notes, will be provided to investors who participate in the trading platform, please advise the staff how you plan to include this information in your continuing reports.

Response:  The transactions taking place on the trading system will not be subject to registration under Section 5 of the Securities Act pursuant to the exemption from registration afforded by Section 4(1) of the Securities Act because these transactions will be transactions by persons other than an issuer, underwriter, or dealer, and Prosper’s limited involvement in the trading system will not implicate Section 5 of the Securities Act. See Flamemaster Corp., Commission No-Action Letter, 1996 WL 762990 (Oct. 29, 1996); Calavo Growers of California, Commission No-Action Letter, 1996 WL 762983 (Oct. 23, 1996); PerfectData Corporation, Commission No-Action Letter, 1996 WL 480429 (Aug. 5, 1996); Real Goods Trading Corp., Commission No-Action Letter, 1996 WL 422670 (June 24, 1996); King & Spalding, Commission No-Action Letter, 1992 WL 337442 (Nov. 17, 1992). Prosper believes that the operation of the anticipated trading system will be substantially similar to the systems described in these no-action letters.  As discussed in comment 7 of our response letter dated January 20, 2008, Prosper’s involvement in the trading system is even more remote than the involvement of the issuers who obtained the no-action assurance cited above, because the trading system for the notes will be made available by Foliofn Investments, Inc.

Pursuant to Section 15(d) of Exchange Act, Prosper will be subject to the reporting requirements under the Exchange Act and, therefore, information required by Section 12 about Prosper will be available to subscribers. Under the Exchange Act, Prosper will file reports on a continuing basis with disclosure regarding, among other things, its financial condition and results of operations, risk factors, business, management, legal proceedings and financial data, and Prosper will file quarterly and annual financial statements. Furthermore, Prosper will use its Exchange Act reports to update on a continuing basis aggregate information about the member loans. This information will include quarterly updates to the aggregate member loan performance data, as set forth in the prospectus, describing delinquency, default and prepayment data by the Prosper Rating.  See pages 66 and 67 of the prospectus.

9.              Please advise the staff how you determined that the auction process for originating the notes is consistent with Section 5 of the Securities Act of 1933.  Please see the Wit Capital Letter, first made available on July 14, 1999.

Comment 2 (February 24 Letter):  In responding to prior comment 9 of our letter of February 17, 2009, please also address how your auction structure is consistent with Securities Act Rule 159.  We note that the lender members are irrevocably bound once they have placed their bids noting the minimum rate that they will accept.  However, at that time, they will not know the interest rate that they will receive on the loan.  Please consider, in addition to Witt Capital, recent offerings that priced using an auction format.

Response:  As discussed in Part 1.B, above, Prosper believes that its prospectus and platform are consistent with Section 5 of the Securities Act.  In addition, if necessary, Prosper has proposed revisions to the bidding process described in Part 1.B to further the platform’s compliance with Section 5.  As described, the bidding lenders will have all the information relating to their purchase at the time of sale for purposes of Rule 159.

Summary, page 1

10.       Revise this section to disclose the total number of loans that have entered collection, and the percentage of loans that have been delinquent during their term.  Finally, please specifically state the number of loans that failed to make even one payment.

Response:  In response to this comment, Prosper has revised pages 2 and 68 of the prospectus to incorporate this information.

The Offering, page 4

11.       Revise your discussion to clarify that since you may charge off or sell a loan once it becomes more than 120 days past due, a delinquent loan may never require the extended maturity date.

Response:  Prosper has revised pages 5 and 71 of the prospectus in response to this comment.

Information supplied by borrowers may be inaccurate…, page 23

12.       In the last sentence you state that a lender member’s recourse under the liability provisions of the securities laws will be “extremely limited.”  Please discuss this matter in a separate risk factor and include it on the first page of the risk factor section.  Be sure to discuss this risk as it relates to Open Market Notes as well as Borrower Notes.

Response:  In response to this comment, Prosper has added a separate risk factor to page 24 of the prospectus and referred to this risk on the cover page of the prospectus.

If you purchase a Prosper Open Market Note…, page 30

13.       Please revise this subheading to state more clearly the risk to the investor.

Response:  Prosper has revised the subheading on page 33 of the prospectus in response to this comment.

The holders of Prosper Open Market Notes may be exposed…, page 30

14.  Please revise each of the bullet points to clarify the risk to the investor.  Use active rather than passive constructions whenever possible.

Response:  Prosper has revised page 34 of the prospectus in response to this comment.

About the Platform, page 43

15.  Under “Verification” on page 44, please revise to explain what impact, if any, your verification of employment, income, etc. will have on lenders.  For example, will lenders be informed about the results of such verification?

Response:  Prosper has revised page 50 of the prospectus in response to this comment.

Prosper Rating Assigned to Borrowers, page 46

16.  You state that the ratings will be based on a score from a credit reporting agency and an “in-house custom score built on the Prosper population.”  Please revise to clarify the nature of this second score and how it is derived.  Also, please clarify the criteria, both internal and from the credit agency, which a loan must reach in order to qualify for each Prosper loan score category.

Response:  Prosper has revised the information on pages 52 to 53 of the prospectus to provide additional disclosure regarding the Prosper Rating.

Credit Report Score Range, page 47

17.  Please disclose whether the credit score referred to in this section is the same credit score as that which the Prosper Rating is based on.

Response:  Prosper has revised page 54 of the prospectus in response to this comment.

Open Market Loan Listings, page 49

18.  Revise this section to clarify how the “projected loss rate” is calculated.

Response:  Prosper has revised page 53 of the prospectus to explain in more detail how the “projected loss rate” is calculated.

19.  Please clarify the obligations of the Financial Institution making the open market listing to perfect any security interest in the notes prior to or after listing.

Response:  Prosper has revised pages 17, 58 and 81 of the prospectus in response to this comment.  Prosper supplementally advises the Staff that any obligations of a loan seller are owed to Prosper, not to the trustee or the holders of any notes.

Minimum Credit Criteria and Underwriting, page 50

20.  Your disclosure in this section indicates that there may be other minimum standards beyond the minimum credit score and the requirement that borrowers do not have previously charged off loans on the platform.  Revise this section to disclose all material minimum credit standards.  Similarly, please disclose all material standards for open market loans, including the number of payments that must have been made prior to listing.

Response:  Prosper has clarified the disclosure on pages 48 to 50 of the prospectus to avoid any confusion regarding the minimum credit standards necessary to place a borrower listing on the platform.  Prosper has revised page 49 of the prospectus to provide that generally at least one payment must be made on an open market loan prior to listing; however, Prosper reserves the right to waive or modify the minimum number of payments required on open market loans from time to time.

Post-Funding Loan Servicing and Collection, page 56

21.  Revise this section to clarify the amount that may be charged for collection efforts, both on a member note and on an open market note.  Also, please disclose what you mean by “commercially reasonable efforts” with regard to open market notes, including any particular collection schedule.

Response:  Prosper has changed the title of this section be “Loan Servicing and Collection.”  Prosper has revised pages 62 through 65 of the prospectus to disclose the range of the various fees currently charged by the collection agencies used by Prosper with respect to Prosper borrower loans which are based on specified percentages of the dollar amounts collected and passed-through to the lenders holding the related Prosper Borrower Payment Dependent Notes.  Prosper itself does not impose any additional fee in addition to the fees charged by collection agencies.  Any fees charged by collection agencies for instituting legal action to collect on a Prosper borrower loan are not determinable until incurred and cannot be estimated.

For open market loans, the loans will be serviced by the loan seller or the loan seller’s third-party servicer.  To the extent a specified percentage of amounts collected will be charged in the event an open market loan is referred to collection, or collection proceedings are commenced, the amount will be known at the time of bidding and will be disclosed to lenders in the open market listing.  The listing will also list or indicate any amounts that could be deducted from amounts collected, so that each lender will know each item that could reduce the lender’s return in the event the open market loan corresponding to such lender’s Open Market Borrower Payment Dependent Note goes into collections.

Prosper has revised the disclosure on page 66 of the prospectus, to state that the term “commercially reasonable efforts” with respect to loan sellers’ servicing and collection of open market loans means that the loan sellers will take steps to service and, if necessary, commence and pursue collection efforts that are (1) in accordance with applicable law, (2) in accordance with industry standards customary for loans of the same general type and character as the loans involved, and (3) not unduly burdensome or expensive to the loan seller under the circumstances existing with respect to such open market loan from time to time.

22.  Revise this section to clarify the payment schedule, including the time period under the servicing agreements with the Financial Institutions servicing the open market notes for crediting payments to the lender members.

Response:  Prosper has revised pages 65 and 72 of the prospectus in response to this comment.

23.  Revise your disclosure to clarify whether fees payable on a delinquent account, including successive insufficient funds fees and collection fees, are payable prior to any distributions of funds to the lender members.

Response:  Prosper has revised pages 62 through 65 of the prospectus in response to this comment.

Resale of the Notes, page 59

24.  Revise this section to clarify, if true, that not only may notes that are delinquent in their payment obligations, but also notes that are current in their payment obligations may be listed for trading on the platform.

Response:  Prosper has revised page 67 of the prospectus in response to this comment.

Historical Information About Prosper Borrower Members and Outstanding Borrower Loans, page 60

25.  In regards to your table presented on page 61, it appears there is a typographical error (i.e. 311+ days past due).  Also, in regards to footnote (2) to the table provided, please revise to clarify what you mean by “all bans 5120 days past due.”

Response:  Prosper has revised page 69 of the prospectus to correct the typographical errors identified in this comment.

26.  To supplement data already provided in your table, please revise to include additional information (preferably in tabular format) that is representative of your historical collection success on borrower loans that have been sent to collections or charged-off.  Your revised disclosures should consider, but not be limited to, providing (by credit grade) such information as:

•    original borrower loan amount;

•    amounts of borrower loans sent to collections;

•    amounts of borrower loans charged-off;

•    amounts of borrower loans recovered and repaid to lender members; and

•    amounts of borrower loans recovered but not repaid to lender members (e.g., amounts received beyond the extended maturity dates).

Response:  Prosper has revised pages 69 and 70 of the prospectus in response to this comment.

Servicing Covenant, page 65

27.  We note from your disclosure at the top of page 57 (Post-Funding Loan Servicing and Collection) that the Company may work with the borrower member to structure a new payment plan in respect of the borrower loan without the consent of any holder of the Notes corresponding to the borrower loan.  Considering the significant discretion you have via this servicing covenant, revise to state the following:

•      clarify within this section that you may work with borrower members to structure new payment plans without consent from lender members;

•      disclose how many member loans were amended, including the number of loans and total principal value of the loans modified;

•      state the nature of the changes, for example extensions, waivers granted on specific terms, modifications of interest rate and principal reduction, and provide quantification of each type of change;

•      revise the financial statements, if necessary, to disclose how the Company has historically accounted for these amendments and waivers of terms of the loans; and

•      disclose how you notify the member lender about any of these amendments or waivers.

Response:  Prosper has revised pages 70, 73 and 74 of the prospectus in response to this comment.  Prosper supplementally advises the Staff that Prosper has not altered the terms or made any principal reductions on any loans prior to charge-off except as required by law (such as in situations were the Servicemembers’ Civil Relief Act requires interest rates to be reduced to 6% while a borrower in the armed forces is on active duty).  In order to comply with the

Servicemembers’ Civil Relief Act, Prosper has elected to make “pre-refunds” of the interest differential to the affected borrower for the period of deployment.  The borrower then continues to make their regular payments.  In these cases, Prosper has refunded the interest to the borrower from Prosper’s own funds and, as a result, the payments received by the applicable lenders are unchanged.

There have been seven post charge-off loans for which, in exchange for substantial payments on the loans, Prosper has agreed to a forgiveness of principal.  The total amount of borrower principal forgiven was $45,988.13.  However, from the applicable lenders’ perspectives, the balance on these loans was reduced to $0 at charge-off, effectively terminating the applicable lenders’ interests in the loans.  Nevertheless, the subsequent payments on the loans were paid in total to the lenders in the form of recoveries against written-off principal.

Under the new legal structure, following effectiveness of the registration statement, Prosper expects to have more flexibility to alter payment schedules and waive late fees on pre-charged off loans, offer settlements on post charge-off loans, and alter interest rates on delinquent loans, if in Prosper’s judgement such changes are reasonably likely to maximize payments made by borrowers for the benefit of lenders.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 99

28.  We note your response to comment number 32 from our letter dated January 2, 2009.  Regarding your critical accounting policy for Borrower Loan Repurchase Obligation, please provide the following disclosures in MD&A in your next amendment:

•      the specific estimates and assumptions you used to develop the Borrower Loan Repurchase Obligation; and

•      how accurate your estimates and assumptions have been in the past, how much they have changed in the past and whether they are likely to change in the future.

Response:  Prosper has revised pages 110 through 112 of the prospectus to provide that the borrower loan repurchase obligation is evaluated at least once a quarter and represents an estimate based on the rate of historical loan repurchases as a percentage of loan originations (which generally occur within six to nine months of loan origination).  The loan repurchase obligation includes a judgmental management adjustment  due to our limited operating history, changes in current economic conditions, the risk of new and as yet undetected fraud schemes, origination unit and dollar volumes, and the lack of industry comparables.

At December 31, 2008 and 2007, we recorded a loan repurchase obligation of $80,000 and $100,151, respectively.  For the years ended December 2008 and 2007, we repurchased loans of approximately $35,500 and $457,000, respectively, due to identity theft and legal and regulatory requirements.  Loan repurchases in 2007 were higher than in 2008 due to a large fraud ring and various state regulatory requirements.  Since mid-2007, Prosper has been more successful at identifying and preventing fraudulent loan requests due to the implementation of the bank account ownership verification and other front-end operating procedures which have resulted in an overall decrease in the number of loans that have been repurchased and charged-off.  Although Prosper believes its fraud controls have resulted in a lower incidence of fraud in 2008, those fraud controls are largely based on Prosper’s experience from past fraud attempts.  Accordingly, future loan repurchases could vary significantly from Prosper’s estimates.

Financial Statements as of December 31, 2007

General

29.  Please revise to include updated financial statements in your next amendment.

Response:  Prosper has included updated financial statements in the prospectus contained in Amendment No. 3.

Consolidated Statements of Operations, F-6

30.  We note your response to comment number 34 from our letter dated January 2, 2009.  Please address, and revise as necessary, the following items in your next amendment:

•      you do not report operating and non-operating expenses separately as required by Rule 5-03(b)2-3 of Regulation S-X as cost of sales is included in operating expenses;

•      it is not clear why you net provision for loan losses from operating income which is more consistent with Article 9 presentation for bank holding companies, refer to Rule 5-03(b)5 of Regulation S-X (Article 5); and

•      you do not include totals for total operating expenses for the years ended December 31, 2007 and 2006.

Response:  Prosper has revised its Consolidated Statement of Operations to separately categorize operating and non-operating expenses in response to Rule 5-03(b)2-3 of Regulation S-X.  However, Prosper supplementally advises the Staff that Prosper believes that its operations and key financial metrics are similar to those of other financial services companies (e.g., banks, loan servicers) and, therefore, Prosper has chosen to retain the presentation whereby direct costs of services and loan repurchase losses are deducted from operating income.

Notes to the Financial Statements

General

31.       We note from your disclosure on page 15 (Questions and Answers) that your directors or executive officers have in the past and may in the future participate in their individual capacities as lender members on our platform.  Please revise to specifically identify all related party transactions (e.g. lender member participation, affiliations with third-party collection agencies, or purchasers of defaulted or charged-off debt, etc.) in accordance with SFAS 57.

Response:  Prosper has enhanced its disclosure for Related Party Transactions in accordance with SFAS 57 in Note 14 of the Consolidated Financial Statement on pages F-23 and F-24 of the prospectus in response to this comment.

Note 2.  Significant Accounting Policies

Revenue Recognition, F-10

32.       Please tell us specifically how your operating structure will change so that both SFAS 140 and SFAS 91 will be applicable under the new operating structure.  Provide example transactions from the current and new operating structures to the extent relevant and material.

Response:  Prosper’s operating structure will change significantly after the effectiveness of Prosper’s Registration Statement.  Prior to filing the Registration Statement, Prosper purchased loans originated by WebBank based on winning bids by lenders and transferred the loans to the applicable lenders as soon as commercially feasible (generally one business day).  Based on the analysis previously submitted in response to Comment 35 received on January 2, 2009, Prosper concluded that under this fact pattern, Prosper was acting as an agent when analyzed against the authoritative accounting guidance under EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent (EITF 99-19), EITF 96-19,  Debtor’s Accounting for a Modification or Exchange of Debt Instruments (EITF 96-19) and FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (SFAS No. 140).  The substance of the previous arrangement was for winning bidders to ultimately own the loans won through auction.  Because Prosper was acting as an agent, it did not own the loans originated prior to Commission registration for accounting purposes.

The post registration operating structure as currently contemplated will result in Prosper purchasing loans from WebBank or an open market originator, and holding the loans until maturity.  Prosper will issue a new security, either the Prosper Borrower Payment Dependent Notes or the Open Market Borrower Payment Dependent Notes, to the winning lenders.  Prosper’s obligation to repay the Borrower Payment Dependent Notes will be conditioned upon the repayment of the associated borrower loan owned by Prosper.  The notional amount of the

Borrower Payment Dependent Notes will be based on the amount of winning bids for each lender.  The new structure changes Prosper’s analysis of the agent/principal relationship.  Although Prosper will continue to have a lack of sufficient risks and rewards of ownership, the analysis of holding period and legal isolation with respect to the loans purchased and held by Prosper is different.  In the post registration structure, Prosper will hold the loans until maturity, whereas under the prior structure the loans were simultaneously purchased and sold to the winning bidder lenders.  Prosper’s analysis indicates that under the new structure, the borrower loans will not be “remote”  for bankruptcy purposes.  While the lender members will generally bear the risks and rewards of holding the underlying borrower’s loans through the new Borrower Payment Dependent Note structure, the lender members will not legally own the underlying borrower loans.  In addition, the underlying borrower loans will not be treated as having been sold by Prosper to the member lenders for accounting purposes because the transaction fails to meet the criteria for a sale established in paragraph 9 of SFAS No. 140. Ownership of the underlying borrower loans will not be transferred to the lenders and, as a result, the underlying borrower loans will be carried on Prosper’s balance sheet as assets.  The Borrower Payment Dependent Notes issued by Proper to the lenders will be carried on Prosper’s balance sheet as liabilities.

In conjunction with Prosper’s new operating structure, Prosper plans to adopt the provisions of Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — an Amendment of FASB Statement No. 115 (SFAS No. 159).  SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value.  The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings.

Prosper anticipates applying the provisions of SFAS No. 159 to the notes and borrower loans issued subsequent to effective date of the registration statement on an instrument by instrument basis.  As the provisions of SFAS No. 159 will not be applied to eligible items existing at the effective date of the registration statement, adoption of SFAS No. 159 will not result in a cumulative-effect adjustment to Prosper’s opening balance accumulated deficit.

As indicated above, the borrower loans and Borrower Payment Dependent Notes will be carried on Prosper’s balance sheet as assets and liabilities, respectively.  Borrower loans and Borrower Payment Dependent Notes accounted for under SFAS No. 159 will be initially measured fair value with subsequent changes in fair value recognized in earnings.

Consistent with the guidance under EITF No. 99-19, Prosper will record interest income on the borrower loans and interest expense on the notes on an accrual basis.  Prosper’s accounting for up front costs and fees will be dependent on whether Prosper elects to record borrower loans and the associated Borrower Payment Dependent Notes at fair value.  As directed by SFAS No. 159, upfront costs and fees related to items for which the fair value option is elected will be recognized in earnings as incurred and not deferred. To the extent Prosper does not elect to carry loans at fair value, Prosper will apply the provisions of Statement of Financial Accounting Standards No. 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases (SFAS No. 91) and will defer and amortize agency fees over the terms of the borrower loans as an adjustment of yield. The origination of Borrower Payment Dependent Notes and scheduled principal payments will be shown as financing activities on the statement of cash flows.

Based on the Staff’s comment, Prosper has enhanced the disclosure in footnote 1 to Prosper’s audited financial statements set forth in the Amendment No. 3 and also refers the Staff to the disclosure on pages 116-118 of the prospectus

Please note that the legal documents governing the new operating structure have not been finalized and, until that process is complete, management will continue to assess the appropriateness of the proposed accounting for borrower loans and the Borrower Payment Dependent Notes originated using the new operating structure.

33.       We note your response to comment number 35 from our letter dated January 2, 2009.  Please tell us the policies, procedures and accounting treatment if the lender or winning bidder of an auction does not properly fund the loan.  Additionally, please quantify the number, and the dollar amounts, of loans that were not funded by the lender or winning bidder of an auction in the periods presented.

Response:  In accordance with Prosper’s Lender Registration Agreement, all lenders must maintain collateral funds with Prosper in an amount at least equal to their active loan bids. At the time the lender member places a bid, the lender must have funds on deposit sufficient to cover all active bids and any unfunded winning bids.  The lender is not permitted to withdraw those funds so long as the lender member has an active bid or an unfunded winning bid. Once the funds are deposited in the FBO Funding Account, Prosper controls the funds on behalf of the lender member. The Lender is required to request any withdrawals through Prosper and only uncommitted amounts are allowed to be withdrawn.  Accordingly, there have been no instances, nor are any expected, where a winning bid was not funded by the lender.

Note 13.  Commitments and Contingencies, F-20

Securities Law Compliance

34.       We note your disclosure here and in Note 15 (Subsequent Events) that the occurrence of the contingency (i.e. in regards to the prior sales of loans on the platform) is reasonably possible but not probable.  We understand that certain aspects of the class action may not be estimable (e.g. damages, certain fees, etc.); however, tell us why you have not disclosed the range of loss for the right of rescission for prior sales of loans on the platform (refer to paragraph 10 of SFAS 5).  Please advise or revise as necessary.

Response:  Prosper has revised pages F-22 and F-23 of the prospectus to include the range of loss for the right of rescission for prior sales of loans on the platform.

Financial Statements as of September 30, 2008

Notes to Consolidated Financial Statements

Note 8.  Loan Repurchase Obligation, F-36

35.       Please revise to disaggregate loans repurchased from loans charged-off.  In this regard, confirm amounts disclosed in your annual audited financial statements have not been aggregated.

Response:  Prosper’s policy is to charge-off all loans immediately upon repurchase.  Therefore, the loans repurchased and loans charged-off are equivalent amounts. Prosper has revised its disclosure in Note 8 Loan Repurchase Obligation on page F-16 to clarify this fact.

Part 3 - Responses to Comments in the February 24 Letter

Amendment No. 3 is also being filed in response to comments contained in the Staff’s February 24 Letter.  The responses set forth below are keyed to the numbering of the comments and the headings used in the February 24 Letter.  Where appropriate, Prosper has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 3.  Page numbers specified in the responses refer to the applicable pages of the clean copy of Amendment No. 3 that has been supplementally provided to the Staff.

General

1.              Under your current offering structure, you plan to list the notes without including the interest rate.  Since each note is independently reliant upon cash flows from the underlying loan and is intended to be bankruptcy remote from Prosper, it is not clear how the offering is a continuous offering under Rule 415.  By extension, it is not clear how you can exclude pricing information at the time of effectiveness.  Please advise us how you concluded that you will be able to exclude the interest rate under Rule 430A.

Response:  As discussed in our March 19 conference call and in Part I.C of this letter, the notes are not bankruptcy remote from Prosper.  While Prosper’s obligation to pay each note is conditioned upon payment by the borrower on the underlying loan, lenders also bear the risk that Prosper will fail to honor its obligations even when the borrower makes the payments due on the underlying loan and lenders may be affected by a Prosper bankruptcy.  In an effort to enhance investor protection, Prosper proposed that all borrower loans and open market loans would be pledged to the trustee under the indenture as security for Prosper’s obligations under the notes.  While that would serve to mitigate the Prosper bankruptcy risk faced by the borrowers, it does not eliminate it or eliminate the risk that Prosper might breach some other obligation.  The prospectus contains extensive risk factor disclosure discussing the material respects in which lenders are exposed to risks related to Prosper’s performance of its obligations and Prosper’s bankruptcy.

Rule 415(a)(1)(ix) covers securities the offering of which will be commenced promptly, will be made on a continuous basis, and may continue for a period in excess of 30 days from the date of initial effectiveness of the registration statement.  Prosper plans to reopen its lending platform to lender members and commence offering the notes promptly following the effective date of the Registration Statement.  Once opened, Prosper will offer and sell the notes on an on-going basis through Prosper’s website.  In view of the constant sales efforts to be undertaken on the platform, the offering of the notes will be continuous, and the offering of notes is contemplated to continue for significantly longer than 30 days.  The notes will be issued in series, with each series of notes dependent for payment on a single corresponding borrower loan.  Accordingly, Prosper believes Rule 415(a)(1)(ix) is available to allow the sales of the notes in the manner described above.

When extending Rule 415 in 1983, the Commission limited its application to “those offerings where the benefits of shelf registration are most significant and where the disclosure and due diligence concerns are mitigated by other factors.”(6)  The Commission determined that primary offerings of securities eligible to be registered on Form S-3 and “traditional” shelf offerings satisfied these limitations. These “traditional” offerings included offerings on a best efforts basis and continuous debt sales by finance companies to their customers. (7)  Offerings from time to time of medium term notes with varying maturities and interest rates, directly or through investment banking firms acting as agent or as principal, have been considered “traditional” offerings eligible to rely on Rule 415(a)(1)(ix).

The offering of the notes fits within the traditional shelf registration model and is analogous to medium term note and similar offerings previously permitted under the rule.  Historically, medium term note offerings have been permitted to be structured as a continuous offering in identifiable tranches with varying maturities and different rates of interest. The notes will be issued in series, with the specific terms of each series based the corresponding borrower loan.  The material differences that could exist between each series of notes are disclosed in the prospectus.  The variance in the economic terms of the notes from series to series is similar to the variance from tranche to tranche in prior medium term note offerings conducted under Rule 415(a)(1)(ix).  Further, the essence of a continuous offering is for the issuer to stand ready to sell securities at essentially all times that the registration statement is effective.  Due to the constant

(6)  See Shelf Registration, Securities Act Release No. 33-6499, Section I (Nov. 17, 1983).

(7)  See Shelf Registration, Securities Act Release No. 33-6499, Section VI.A.1 (Nov. 17, 1983).

internet-based operation of Prosper’s platform, where Prosper can meet this criteria even more easily than, for example, the issuer of medium term notes who may suspend sales of securities for a period of time if market conditions or the issuer’s borrowing needs so dictate.  Since it commenced operations, Prosper has facilitated almost 29,000 borrower loans, approximately 23 loans per day.  It is difficult to imagine a more continuous offering process.

In addition, the notes are substantially the same as the notes offered by Lending Club—i.e., dependent for payment on the corresponding borrower loan for that series.  It is difficult to understand how trying to limit the risks to investors by making the cash-flow stream less subject to the bankruptcy risks of Prosper makes Rule 415(a)(ix) less available.

2.              In responding to prior comment 9 of our letter of February 17, 2009, please also address how your auction structure is consistent with Securities Act Rule 159.  We note that the lender members are irrevocably bound once they have placed their bids noting the minimum rate that they will accept.  However, at that time, they will not know the interest rate that they will receive on the loan.  Please consider, in addition to Wit Capital, recent offerings that priced using an auction format.

Response:  Please see Prosper’s response to comment 9 to the February 17 Letter, above.

3.              In order to understand the structure and operation of the open market note platform, please describe any open market participation agreements, including any loan sale and servicing agreements, between the open market members and Prosper.  Also, please file any material agreements as exhibits to the registration statement.

Response:  Prosper supplementally advises the Staff that it has not yet signed any Master Loan Purchase Agreements or Receivable Purchase and Servicing Agreements with any loan sellers. Prosper is currently negotiating with six prospective loan sellers, in varying states of progress.  Prosper anticipates a testing phase, for example an initial 3-month period with very few loans being offered for sale, with the expectation that if Prosper and the loan seller are satisfied with the results, the loan seller will sign a flow Receivable Purchase and Servicing Agreement.

Prosper acknowledges that any Master Loan Purchase Agreements or Receivable Purchase and Servicing Agreements it enters into with loan sellers may constitute material agreements required to be filed with the Commission under Item 1.01 of Form 8-K and Item 601 of Regulation S-K. To the extent any such agreements are entered into, Prosper acknowledges its obligation to make such filings.

4.              It appears that the structure of the open market loans, including the lack of direct participation in the loan by the borrower, the addition of a servicer and the potential impact of seasoning on the credit performance of the note make these loans separate securities from the standard Prosper notes.  Please revise the cover page of the prospectus to register a different class of securities and provide the information required by Item 202 of Regulation S-K.

Response:  In response to this comment, Prosper has revised the cover page of the prospectus and added a new form of note to the Indenture.

5.              We are unable to agree with your analysis that the open market members are not co-issuers of the open market notes.  We note the apparent significant role by the open market member in the continuing operation of the underlying loan, including the retention of the security interest in any collateral.  We refer you to Section 2(a)(4) of the Securities Act of 1933, and also consider Rule 191 in analyzing this issue.  In addition, please advise us why the open market members are not underwriters of the open market loans.

Response:  We believe that the open market members are not co-issuers under Section 2(a)(4) of the Securities Act or the Commission’s Rule 191.

Issuers Under Section 2(a)(4) of the Securities Act

Prosper, not the loan sellers, is issuing the Notes for purposes of Section 2(a)(4) of the Securities Act.  Section 2(a)(4) states “[t]he term ‘issuer’ means every person who issues or proposes to issue any security” and that, with respect to unincorporated investment trusts, the issuer is “the person or persons performing the acts and assuming the duties of depositor or manager pursuant to the trust or other agreement or instrument under which such securities are issued. . . .”  Prosper is the only participant in the offering that meets these criteria.  The Notes will be the general, unsubordinated obligations of Prosper and lenders who purchase the Notes, including Open Market Borrower Payment Dependent Notes, will not have recourse against either the open market loan seller or the underlying borrower.  Prosper will purchase the underlying loans from the open market loan seller.  Although Prosper will generally allow the open market loan sellers to continue to service the underlying loans, the Open Market Borrower Payment Dependent Notes will not be directly tied to the underlying loans and the lenders who purchase the Open Market Borrower Payment Dependent Notes will not have any recourse against the open market loan sellers for failure to meet any particular servicing standards.  Prosper’s lender members do not get any representations and warranties from the open market loan sellers; the loan seller’s representations and warranties regarding open market loans are made to Prosper, who is buying the loan from the open market member.  Moreover, as noted by the Staff in comment 6 of the February 18 Letter and acknowledged by Prosper, Prosper takes responsibility for the statements regarding the open market loan information contained in the prospectus for the purposes of potential liability under the Securities Act.  Thus, Prosper, as the obligor on the notes, is the only issuer for the purposes of the first clause of Section 2(a)(4).  If the open market feature of Prosper’s platform is analogized to a securitization structure, Prosper is acting in the role of depositor and manager for the purposes of Section 2(a)(4), as well. Accordingly, Prosper, and not the open market loan sellers, meets the definition of “issuer” under the Securities act.

Issuers Under Rule 191

Rule 191 defines the term “issuer” for purposes of the Securities Act in relation to asset-backed securities.  Rule 191 notes that the terms used in such rule have the same meaning as in Item 1101 of the Commission’s Regulation AB.  The Open Market Payment Dependent Notes do not qualify as “asset-backed securities” under Item 1101 of Regulation AB for several reasons, including: (1) they are not serviced primarily from a discrete pool of financial assets, but are instead general obligations of Prosper that Prosper may pay from any funds available to it; (2) Prosper does not meet the criteria in Item 1101(c)(2)(ii) because its activities are not limited to passively owning a pool of assets; and (3) because the Prosper notes are general obligations of Prosper, the only “pool” would be the whole of Prosper’s assets and Prosper is likely to hold some “non-performing assets” within the meaning of Item 1101(g) at any given time, which would not satisfy the criteria in Item 1101(c)(2)(iii) of Regulation AB.  Accordingly, we do not believe that Rule 191 is applicable to the offering of Prosper’s Open Market Borrower Payment Dependent Notes.

To the extent that Rule 191 is useful by analogy to the offering of Prosper’s Open Market Borrower Payment Dependent Notes, we believe that Prosper would be the issuer of the Notes for the purposes of Rule 191.  If an open market loan offered by a loan seller is funded with the issuance by Prosper of Open Market Borrower Payment Dependent Notes, Prosper will purchase the underlying open market loan from the loan seller. While the open market loan sellers will generally continue to service the loans owned by Prosper, as discussed above, the loan sellers will not make any representations to the Prosper lender members about the nature or quality of the open market loans or have any obligations to the Prosper lender members.  Therefore, to the extent that there is a “depositor,” Prosper as the owner of the open market loans will be the entity that “deposits” the open market loans in the “pool” of assets supporting the Open Market Borrower Payment Dependent Notes.

Underwriters

We do not believe that the loan sellers are “underwriters” within the meaning of Section 2(a)(11) of the Securities Act.  As determined by the Commission in the Prosper Order, the securities being offered by Prosper through its platform are securities issued by Prosper.  Securities Act Section 2(a)(11) defines “underwriter” as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security . . . or has a direct or ‘indirect participation in any such undertaking. . . .’”  The loan sellers are not buying Notes from Prosper with a view to their distribution or offering Notes for sale in connection with the distribution of the Notes.  Other than a loan seller’s election to try to sell an open market loan to Prosper and, if Prosper purchases such open market loan, the loan seller’s agreement with Prosper to service the open market loan, the loan sellers have no involvement with the operation of Prosper’s platform or the marketing and distribution of the Notes.  Accordingly, the loan sellers do not fit within the plain meaning of Section 2(a)(4) of the Securities Act and are not underwriters with respect to the offering or sale of the Notes.

Open Market Loan Listings, page 49

6.              On page 49 you indicate that the open market participants sell and assign the loans underlying the open market notes to Prosper.  However, your response letter and other parts of the text indicate that the open market member retains a significant role in the administration of the notes, including the fact that it does not appear to be obligated to assign the security interest it takes in any collateral.  Please tell us about any and all interests in the underlying loans that the open market participants retain.  Also, disclose any fees that these participants receive for their activities as servicers.  Finally, clarify whether Prosper also collects any fees on payments received on the open market loans, the amount of the fees and whether they are in addition to any fees collected by the servicer/open market member.

Response:  Prosper has revised pages 7, 17, 58 and 66 of the prospectus to clarify that the loan seller retains the servicing rights and obligations when an open market loan is sold to Prosper, but that’s the only interest in the loan that they retain. It is true that loan sellers make a number of reps and warranties regarding the origination and servicing of the loan, but that is true of every loan seller. No extraordinary or non-customary representations and warranties are being provided by Prosper’s loan sellers. The loan sellers assign any lien or security interest to Prosper when Prosper purchases the loan.

In addition to the servicing fee, there may also be “convenience fees” charged by loan seller/servicers — e.g., fees for making a payment by credit card or wire transfer, etc.  Prosper directs the Staff’s attention to comment 21 of the February 18 Letter regarding collection fees.

Prosper collects a servicing fee percentage (currently 0.5%) on open market loans, and this is in addition to the servicing fee percentage retained by the loan seller/servicer. The aggregate servicing fee percentage will be displayed in open market listings and factored into the yield displayed on the lender bidding pages.

7.              In light of the structure and nature of the open market loan listings in this registration statement, you may be subject to the information requirements of Regulation AB.  Since the Prosper notes are tied to a particular loan, when reviewing Regulation AB, the original loan should be viewed as comprising “the pool.”  This information includes but is not necessarily limited to the following:

•                  A description of the financial institution members, including,

•                  Their experience in originating and selling loans, and

•                  Their relationships with Prosper and its affiliates.

•                  Static pool, or prior performance information, of loans originated by the financial institution members for the prior five years.  Refer to Item 1105 of Regulation AB.

•                  The information required by Item 1108 of Regulation AB regarding the financial institution member or, if a different entity services the loan, the servicer.  This includes information regarding the servicer’s financial condition to the extent that there is a material risk that the effect on one or more aspects of servicing resulting from such financial condition could have a material impact on the performance of the loan.

•                  Information regarding the originator required by Item 1110.

•                  Information regarding the loans and in particular underwriting standards required by Item 1111 of Regulation AB.

•                  To the extent any of the obligors are not individuals, include the financial statements required by 1112 of Regulation AB.

•                  Information required by Items 1113 and 1117.

Response:  As noted in response to comment 5, Prosper’s offering of Open Market Borrower Payment Dependent Notes does not fit the definition of an asset-backed security for the purposes of Regulation AB.  Although the Notes are general obligations of Prosper and not asset-backed securities, because the underlying loans are likely to constitute a significant amount of Prosper’s total assets at any given time, the offering of the Notes to lender members is similar, in certain respects, with the sale of asset backed securities (“ABS”), which are governed by Regulation AB.  Like ABS, which are “primarily serviced by the cash flows of a discrete pool of receivables or other financial assets, either fixed or revolving, that by their terms convert into cash within a finite time period,” Prosper’s obligation to make payments on each series of Notes is conditioned upon payment by the underlying borrower on the corresponding borrower loan.  Unlike ABS transactions, however, the sale of Notes under, and the operation of, Prosper’s platform is more straightforward, uncomplicated and transparent than an offering and sale of ABS because the lender members have the ability to choose to fund specific assets or to invest in assets with specific yield and risk characteristics through a portfolio plan.  At the same time, the assets funded by the lender members are not directly tied to the Notes purchased by the lender members.  Therefore, many of the detailed disclosure requirements set forth in Regulation AB do not apply to Prosper’s offering.  In addition, even if Regulation AB was directly applicable to Prosper in all respects, loan sellers would not be considered depositors under Regulation AB because Prosper is the “person who receives or purchases and transfers or sells the pool assets to the issuing entity.”

In defining an issuer for purposes of Regulation AB as the “depositor” the Commission recognized that providing investors with detailed information of the actual issuing entity, generally a bankruptcy remote special purpose entity that otherwise has no assets or operations, would serve no useful purpose.  Instead, the relevant information necessary for investors to make an informed investment decision involved the person that created the issuing entity, managed the platform and for whose benefit the ABS were issued.

•                  Prosper, not the loan sellers, is the person acting as the depositor.

•                  Prosper developed, operates and manages the platform.

•                  Prosper issues the notes and is responsible for making all payment on the Notes.

•                  The lender members have no contractual relationship with the loan sellers. (8)

(8) As discussed in our January 20, 2009 letter to the Staff, the financial institution members will have no contractual obligations to or commercial relationship with the lender members.  The Notes are debt instruments issued by Prosper pursuant to an indenture that will be governed by New York law.  As a matter of New York contract law, Prosper will be the sole obligor in respect of the Notes.  No other person will have any obligation to make payments in respect of the Notes as principal, guarantor or insurer.  Lender members who purchase Notes will not be in contractual privity with the financial institution members in respect of the corresponding open market loans; nor are they in privity with WebBank.  Therefore, according to their legal form, the sole issuer of the Notes will be Prosper.  See, e.g., Reiss v.  Financial Performance Corp., 764 N.E.2d 958, 960 (N.Y.  2001) (“[W]hen parties set down their agreement in a clear, complete document, their writing should as a rule be enforced according to its terms”) (citation omitted).  Likewise, according to legal form, the sole parties to the indenture will be Prosper and the indenture trustee, acting for the benefit of the lender members who are holders of the Notes from time to time.  Contractually, the loan sellers are not co-issuers of the Prosper open market Notes.

•                  The financial statements, officer’s and directors, executive compensation  and related party transaction information of the loan sellers is not information that objectively would be deemed material to lender members in deciding whether to purchase the Notes.(9)

The loan sellers do not have a significant role in the continuing operation of the underlying loan—rather they only act as servicers of the loan.  Moreover, they do not retain the security interest in any collateral securing an open market loan.

•                  The security interest is transferred to Prosper when and if Prosper purchases the loan.  As part of their servicing function, the loan sellers may sell the collateral, on behalf of Prosper, in the event of a default.

•                  Servicers are not treated as “depositors” under Regulation AB and there is no reason to treat loan sellers as depositor’s under the platform because they continue to provide a servicing function.

The most closely analogous situation in Regulation AB to the operation of Prosper’s open market platform is Item 1110, which involves a situation where the sponsor acquires a pool of assets from a third-party originator or through one or more intermediaries in the secondary market before they are securitized.  Regardless of the number or dollar amount of open market loans the loan seller offers for sale on the platform, lender members will be able to access more detailed information of the loan seller by hyperlink on the Bidding Page.  This information will include:

•                  the loan seller’s legal entity name and form of organization;

•                  a description of the loan seller’s origination program including the following elements:

•                  the loan seller’s experience in originating assets of the type included in the current transaction;

•                  information regarding the size and composition of the loan seller’s origination portfolio;

•                  historical loan repayment performance of loans of the type being offered for sale;

•                  servicing fees;

•                  any relationships of applications with Prosper of its affiliates; and

(9) Determining what constitutes material information about an issuer or security, and therefore must be disclosed to investors under the federal securities laws, the standard is what information a hypothetical “reasonable investor” would consider material to an investment decision with respect the offered security.  See TSC Industries v. Northway, 426 U.S. 438, 445 to 449, 96 S.Ct. 2126, 2130 to 2132 (1976), and the cases cited therein.  In TSC Industries, the Supreme Court made it clear that the test for materiality is an objective standard (i.e., information is material information if there is a substantial likelihood that a reasonable investor would consider it to be important to an investment decision) not a subjective standard (i.e. what a specific investor might consider important).  Id.  Although TSC Industries addressed the definition of “materiality” in the context of a proxy statement under Section 14(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), the Supreme Court has subsequently clarified that the TSC Industries formulation of the test for materiality also applies to the determination of materiality under Section 10(b) of the Exchange Act.  See Basic Inc. v. Levinson, 485 U.S. 224, 108 S.Ct. 978 (1988).  Because the intent of Section 10(b) of the Exchange Act as prescribed by the Commission in Rule 10b-5 under the Exchange Act is nearly identical to the operative statutory language of Sections 11 and 12 of the Securities Act of 1933 (the “Securities Act”), courts have applied the objective standard in TSC Industries and Basic to determine materiality under the same objective standard.  See, e.g. Isquith v. Middle South Utilities, Inc., 847 F.2d 186 (5th Cir, 1988) at n. 16, the cases cited therein and the accompanying text; and In Re Craftmatic Securities Litigation, 860 F.2d 628, 641 (3rd Cir. 1990).

•                  information relating to the loan seller’s credit granting or underwriting criteria for the assets being sold.  This may include:  type of loan (secured or unsecured), description of collateral if applicable, range of allowed loan sizes, range of acceptable credit scores, and credit verification.

In addition, as disclosed on pages 56 through 58 of the prospectus, open market listings will generally include the following information:

•      name of the loan seller; the loan type; the origination date; payment frequency, payment due date and payment amount; and current projected end date for the loan;

•      “starting sale price” for bidding; the yield percentage that corresponds to the starting sale price, current principal balance; interest rate the borrower is obligated to pay on the loan;

•      the Prosper Rating, based on information as of the time of origination (rather than the time of listing) and estimated loss rate; if available, credit data obtained at origination for the borrower under the loan; and, if available, the borrower’s credit score range at the time of listing, but no updated credit data; and

•              the fees and expenses, to the extent known, payable out of the cash flows for the corresponding borrower loan.

In the case of a loan that is secured by collateral, the listing would contain information regarding the collateral, for example an auto loan would have information such as the year, make and model, “status” of the car (such as new versus used), and the number of miles.

Accordingly, Prosper believes its platform discloses all material information regarding the loan sellers and the open market loans necessary for an investor to make an informed investment decision.  Other than providing Prosper with the relevant terms of the open market loans, the loan sellers have not participated in, reviewed or commented on any of the information set forth in the Registration Statement and therefore should not be liable for such information.  In addition, treating the loan sellers as co-issuers would result in the type of unnecessary detail and result in the type of “legalistic, duplicative and uninformative disclosures that “obscures material information” Regulation AB was intended to avoid.

The following table illustrates this point.

DESCRIPTION	ABS TRANSACTIONS	PROSPER’S PLATFORM
Description of Assets	Necessarily generic description of the type of loans/assets comprising the asset pool.	Description of individual borrower loan. Lenders have access to the facts and history of the individual borrower loans listed on the platform

Repayment History	“Static pool” information indicating how groups or pools of assets, such as those originated at different intervals, are performing over time, including delinquency and cumulative loss information.	Lenders have access to actual repayment history of individual open market loans and delinquency and cumulative loss information for similar open market loans originated by the loan seller.

Ratings

Credit rating for overall asset pool, or on separate tranches of the asset pool. The fees received by the rating agency are generally paid by the sponsor or issuer who has originated, packaged or is selling the ABS.

Open market listings will reflect:

•                  a Prosper rating which reflects the projected loss rate for the loan based on the historical performance of similar loans; and

•                  credit data on the borrower as of the date the loan was originated, and if available the

DESCRIPTION	ABS TRANSACTIONS	PROSPER’S PLATFORM
borrower’s credit score range at origination. Projected loss rates and credit data are provided by the loan seller.

Legal Structure

Due to the complex nature of the transactions, the need to describe the legal and structural nature of the issuing entity is more important in order to access the legal and credit separation risks related to the transfer of the asset pool.

Prosper purchases open market loans directly from the loan seller and the need to access the legal and credit separation risks related to the transfer of the open market loan is far less important.

Cash Flow Distribution

ABS transactions often involve multiple classes of securities, or tranches, with complex formulas for the calculation and distribution of the cash flows making the servicing function important to investors.

Distribution of the cash flow is straightforward. Except for (1) servicing fees and miscellaneous fees, which are clearly disclosed, and (2) collection fees which are estimated, all borrower payments are distributed pro rata to the holders of the Notes.

Credit Support

ABS transactions generally involve internal or external credit enhancements or other support—e.g., third party insurance for losses on pool assets or ABS themselves; an interest rate swap or similar swap transaction to provide incidental changes to cash-flow and return.

Certain open market loans may be secured by collateral, in a straight forward and simple transaction. The collateral securing the open market loan is identified in the open market listing.

Risk Diversification

The complex structure of most ABS transactions (including the various tranches and related flow-of-fund or “waterfall” allocations, internal and external created credit enhancement and support) arises from the need to allocate the cash flows of an asset pool into securities designed to provide returns with specific risk and timing characteristics requested by institutional investors.

A lender member can diversify his or her risk by placing manual bids on individual listings or by creating a “portfolio plan” indicating the aggregate amount of funds to be bid on listings that meet specified criteria, including the maximum amount that may be bid on one listing, the type of listing, the minimum yield percentage the lender member is willing to receive and the specific borrower or loan criteria, such as the Prosper Rating, credit characteristics, group affiliation or debt-to-income ratio for the listings to be bid upon.

To date, approximately 34% of all promissory notes sold to lender members have been purchased through portfolio plans.

Type of Investor	Primarily institutional investors.	Primarily individual investors.

Regulation AB was adopted based on a comprehensive “principles-based” disclosure format recognizing that “ABS investors are generally interested in the characteristics and quality of the underlying assets, the standards for their servicing, the timing and receipt of cash flows from those assets and the structure for distribution of those cash flows.”(10)  It was adopted in part because the absence of a standard set of disclosure requirements had diminished transparency and led to the inclusion of “undue boilerplate,” an “unnecessary detail”, and “legalistic, duplicative and uninformative” disclosure that “obscures material information.”(11)  The Commission, therefore, urged ABS transaction participants to regard Regulation AB as an opportunity to reevaluate the manner and content of disclosure so as to reduce or eliminate disclosure that is neither required, material nor useful to investors and to emphasize disclosure that is relevant, clear and understandable.(12)

(10) See Section II, AB Adopting Release; Asset-Backed Securities, Release No. 33-8419 (May 3, 2004) (the “ABS Proposing Release”), at Section II.

(11) See AB Adopting Release, Section I.C.  (Emphasis added.)

(12) Id.; AB Proposing Release, Section I.C.

Prosper strongly believes its platform provides all material information that investors require to make an informed investment decision, the governing principal underlying Regulation AB.  Accordingly, requiring Prosper to comply with the detailed requirements of Regulation AB would simply provide unnecessary detail and result in the type of “legalistic, duplicative and uninformative disclosure that “obscures material information” Regulation AB was adopted to prevent.

As noted by various task forces and groups, the current economic climate was created in no small part due to a lack of transparency in financial transactions, and resulting conflicts of interest inherent in such transactions.(13)  Prosper believes it stands out as one of the most transparent financial trading platforms ever created—a view supported by the online banking industry.(14)  Accordingly, Prosper respectfully requests the Staff to review and consider the operation of its platform under the same principal based approach underlying Regulation AB—based on the materiality and importance of the information to investors, a standard clearly satisfied by Prosper’s platform.

(13) See, Remarks by Secretary Henry M. Paulson, Jr. on Recommendations from the President’s Working Group on Financial Markets, March 13, 2008, available at : http://www.treas.gov/press/releases/htp872.htm, and the American Securitization Forum’s Project or Residential Securitization Transparency and Reporting, Overview of ASF Project RESTART, February 9, 2009, available at: http://www.americansecuritization.com/story.aspx?id=2655.

(14) See, Open Letter to Commission:  Leave Peer-to-Peer Lending Alone, Online Banking Report and Netbanker, December 17, 2008, which noted that Prosper makes “all its data available to the world including the good, the bad and the very, very ugly.  They could very well be considered the first open source financial institution in the world.” (Emphasis added).

8.              Tell us how you concluded that the open market loans could be offered in a continuous offering under Rule 415.  In particular, we note that the terms, including collateralization, originating open market member, potential collateral and other factors are significantly different not only from open market member to open market member but also from loan to loan.

Response:  As outlined in Part I.E, above Prosper believes that it’s platform and prospectus are structured to create a single continuous offering of the Borrower Payment Dependent Notes.  In Release No. 6383 the Commission noted that Rule 415 “contemplates an issuer’s selling the securities registered on the shelf in a succession of different kinds of offerings.”  The Commission emphasized, however, that

“The use of a single shelf registration statement for widely diverse plans of financing may be inappropriate .. . . where a complete description of each plan of distribution . . . together with a discussion of the impact on the issuer of such plan alone and in combination with the other contemplated financings, becomes so complex as to reduce substantially the effectiveness of the disclosures. In such cases, more than one registration statement may be necessary.”  (emphasis added.)

Accordingly, whether or not Prosper’s sale of the Prosper Open Market Notes is a continuous offering should be determined based on whether the prospectus and registration statement are so complex as to reduce substantially the effectiveness of the information contained in the prospectus.  As discussed below, Prosper believes the offering of the Prosper Open Market Notes is not the type of “diverse plans of financing” in which the Commission was concerned.

Prosper is offering to sell the Prosper Open Market Notes on a continuous basis, not the open market loans.  In recognition that the material terms of the Prosper Open Market Notes may differ from the Prosper Borrower Notes, the Prosper Open Market Notes will be issued under a separate form of note under the indenture as discussed in our response to comment 4 of this letter.

Although the material terms of the Prosper Open Market Notes will vary dependent upon the corresponding open market loan, in essence each Prosper Open Market Note represents an amortizable payment stream.  The variations in the payment stream, differences in servicing fees, estimated return and similar items are automatically taken into account in calculating the yield percentage and estimated return for investors.  Moreover, the prospectus provides a detailed description of the various types of open market loans that may be listed for sale on the platform.  The specific terms of the open market loans will be uniformly contained in the Bidding Information and, therefore, also included in the prospectus.

Accordingly, Prosper does not believe the Prosper Open Market Notes differ in any material respect from medium term note offerings, which have been considered “traditional” offerings eligible to rely on Rule 415(a)(1)(ix).  As discussed above, historically, medium term note offerings have been permitted to be structured as a continuous offering in identifiable tranches with varying maturities and different rates of interest.  Further, the variances in the economic terms of the notes from series to series is similar to the variances from tranche to tranche in prior medium term note offerings conducted under Rule 415(a)(1)(ix).  Prosper does not believe that whether or not a specific open market loan is secured or not changes this analysis.  All such information, including collateral type and other information regarding the collateral is set forth on the bidding page.  In addition, the different risks in investing in Prosper open market notes is clearly disclosed in the prospectus.

Therefore, Prosper does not believe that the variations in the terms and types of open market loans listed for sale on its platform shall not result in the information contained in the prospectus and on its platform becoming so “complex” as to “reduce substantially” the effectiveness of the disclosures in any way.  As noted in response to comment 7, Prosper’s open market loan platform is a far more transparent, simple and less conflict ridden process for offering pre-existing loans for sale, than that provided by the securitization market.

Conclusion

If you require additional information, please telephone either the undersigned at the telephone number indicated on the first page of this letter or Brian Lewandowski at (303) 592-2276.

Sincerely,

/s/ Whitney Holmes

cc:	Edward A. Giedgowd, Esq., Prosper Marketplace, Inc.
Brian D. Lewandowski, Esq., Morrison & Foerster LLP